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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

International Wire Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
460933104
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	460933104	Page	2	of	5

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Mast Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		758,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		758,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	758,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.58%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

CUSIP No. 460933104	13G	Page 3 of 5 Pages

Item 1.(a)	Name of Issuer

International Wire Group, Inc.

Item 1.(b)	Address of Issuer’s Principal Executive Offices

12 Masonic Avenue Camden, NY 13316

Item 2.(a)	Name of Persons Filing

Mast Capital Management LLC

Item 2.(b)	Address of Principal Business Office or, if none, Residence

535 Boylston Street, Suite 401, Boston, MA 02116

Item 2.(c)	Citizenship

Delaware

Item 2.(d)	Title of Class of Securities

Common Stock, par value $.01 per share (the “Common Stock”)

Item 2.(e)	CUSIP Number

460933104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S. C. 78o)

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X] An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G)

CUSIP No. 460933104	13G	Page 4 of 5 Pages

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership.

The information contained in Items 5-9 and 11 of the cover page of this filing is incorporated herein by reference. The percentage of the Common Stock beneficially owned by the reporting person (“Mast”) is based on a total of 10,000,002 shares the Common Stock of International Wire Group, Inc. outstanding as of July 31, 2006, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarterly period ended June 30, 2006.

Mast serves as investment adviser to Mast Credit Opportunities I Master Fund, Ltd. (the “Fund”). As a result of its role as investment adviser of the Fund, Mast may be deemed to be the beneficial owner of the shares of the Issuer’s Common Stock held by the Fund. Mast does not file jointly with the Fund, as such, shares of the Issuer’s Common Stock reported on Mast’s 13G may be included in the shares reported on the 13G filed by the Fund. These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Mast is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

CUSIP No. 460933104	13G	Page 5 of 5 Pages

Item 10.	Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007	MAST CAPITAL MANAGEMENT LLC
	By:	/s/ David Steinberg
		Name:	David Steinberg
		Title:	Manager